EXHIBIT 99.3

December 16, 2013

Alberta Securities Commission
British Columbia Securities Commission
Ontario Securities Commission
Saskatchewan Financial Services Commission (Securities Division)
Manitoba Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Securities Commission of Newfoundland and Labrador
Registrar of Securities, Prince Edward Island
Securities Registry Northwest Territories

Dear Sirs/Mesdames:

Re: Notice of Change of Auditors - Avalon Rare Metals Inc. (the “Company”)

We acknowledge receipt of a Notice of Change of Auditors (the “Notice”) dated December 16, 2013 delivered to us by the Company in respect of the change of auditors of the Company, to be effective as of December 13, 2013.

Pursuant to National Instrument 51-102 of the Canadian Securities Administrators, please accept this letter as confirmation by McCarney Greenwood LLP, that we have reviewed the Notice and, based on our knowledge as at the time of receipt of the Notice, we agree with each of the statements contained therein.

We trust the foregoing is satisfactory.

Yours very truly,

“McCarney Greenwood LLP”

McCarney Greenwood LLP
Chartered Accountants
License Public Accountants